OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three months ended

March 31, 2021

Osisko Development Corp. Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2021	2020
	Notes	$	$
Assets

Current assets

Cash	3	200,980	197,427
Amounts receivable		9,023	6,977
Inventories	4	18,386	10,025
Other assets		3,287	4,049
		231,676	218,478
Non-current assets

Investments in associates	5	12,057	9,636
Other investments	5	86,469	100,508
Mining interests	6	407,086	385,802
Property, plant and equipment	7	35,225	21,198
Exploration and evaluation	8	41,977	41,869
Other assets	4	24,083	24,653
		838,573	802,144

Liabilities

Current liabilities

Accounts payable and accrued liabilities		34,752	37,636
Deferred premium on flow-through shares	11	7,415	-
Lease liabilities	9	1,453	578
Contract liability	10	1,929	1,606
Environmental rehabilitation provision	12	2,854	3,019
		48,403	42,839
Non-current liabilities

Lease liabilities	9	1,843	1,457
Contract liability	10	18,183	12,401
Environmental rehabilitation provision	12	31,220	31,582
Deferred income and mining taxes		12,908	14,299
		112,557	102,578
Equity

Share capital	13	716,589	613,127
Shares to be issued		-	73,945
Contributed surplus		1,468	69
Accumulated other comprehensive income		32,782	15,018
Deficit		(24,823)	(2,593)
		726,016	699,566
		838,573	802,144

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Development Corp. Consolidated Statements of Loss For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2021	2020
	Notes	$	$
Operating expenses
Compensation		(1,787)	(597)
General and administrative		(3,077)	(608)
Exploration and evaluation, net of tax credits		(337)	(42)
Operating loss		(5,201)	(1,247)
Interest income		312	30
Accretion expense		(114)	(798)
Foreign exchange loss		(1,065)	-
Share of loss of associates	5	(407)	(559)
Other gains, net	11	1,592	2,424
Loss before income taxes		(4,883)	(150)
			-
Income tax (expense) recovery		1,182	(175)
Net loss		(3,701)	(325)

Basic and diluted loss per share		(0.03)	(0.00)
Weighted average number of shares outstanding		128,865,352	100,000,100

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Development Corp. Consolidated Statements of Comprehensive Loss For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2021	2020
	$	$

Net loss	(3,701)	(325)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	1,703	(17,385)

Income tax effect	(476)	941

Share of other comprehensive income of associates	-	-

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(1,992)	-

Other comprehensive loss	(765)	(16,444)

Comprehensive loss	(4,466)	(16,679)

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Development Corp. Consolidated Statements of Cash Flows For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		2021	2020
	Notes	$	$

Operating activities
Net loss		(3,701)	(325)
Adjustments for:
Share-based compensation		1,203	173
Depreciation		21	168
Accretion and finance expense		120	798
Share of loss of associates		407	559
Net gain on acquisition of investments		-	(2,951)
Change in fair value of financial assets at fair value through profit and loss		80	661
Unrealized gain on dilution	5	(1,391)	-
Foreign exchange loss		744	-
Deferred income tax expense (recovery)		(1,182)	175
Other		468	-
Contract liability proceeds	10	5,653	-
Net cash flows used in operating activities
before changes in non-cash working capital items		2,422	(742)
Changes in non-cash working capital items	15	(12,126)	(1,194)
Net cash flows used in operating activities		(9,704)	(1,936)

Investing activities
Mining interests		(28,532)	(14,835)
Property, plant and equipment		(7,267)	-
Exploration and evaluation expenses, net of tax credits		(135)	(116)
Proceeds on disposals of investments		14,897	-
Acquisition of investments		(671)	-
Reclamation deposit		-	(201)
Net cash flows used in investing activities		(21,708)	(15,152)

Financing activities
Private placements of common shares and warrants	13	38,841	-
Share issue expense	13	(2,581)	-
Capital payments on lease liabilities	9	(647)	-
Investments from parent company		-	11,882
Net cash flows provided by financing activities		35,613	11,882
Increase (decrease) in cash before effects of exchange rate changes on cash		4,201	(5,206)
Effects of exchange rate changes on cash		(648)	-

Increase (decrease) in cash		3,553	(5,206)
Cash - Beginning of period		197,427	8,006
Cash - end of period		200,980	2,800

Additional information related to the consolidated statements of cash flows is presented in Note 15.

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Development Corp. Consolidated Statements of Changes in Equity For the three months ended March 31, 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of			Accumulated
		common			other	Retained
		shares	Share	Contributed	comprehensive	earnings
	Notes	Outstanding	capital	surplus	income (loss)	(deficit)	Total
			$	$	$	$	$
Balance - January 1, 2021		118,950,545	687,072	69	15,018	(2,593)	699,566
Net loss		-	-	-	-	(3,701)	(3,701)
Other comprehensive loss		-	-	-	(765)	-	(765)
Comprehensive loss		-	-	-	(765)	(3,701)	(4,466)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	18,529	(18,529)	-
Private placements - Non-brokered	13	10,862,195	6,157	-	-	-	6,157
Private placements - Flow-through	13	3,390,242	25,257	-	-	-	25,257
Issue costs on financings (net of income taxes)	13	-	(1,897)	-	-	-	(1,897)
Share options - Share-based compensation		-	-	623	-	-	623
Restricted share units from parent company -
Share-based compensation		-	-	541	-	-	541
Deferred share units to be settled in common shares - Share-based compensation		-	-	235	-	-	235
Balance - March 31, 2021		133,202,982	716,589	1,468	32,782	(24,823)	726,016

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Development Corp. Consolidated Statements of Changes in Equity For the three months ended March 31, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	Number of common shares Outstanding(i)	Net parent company investment	Accumulated other comprehensive income (loss)	Total
				$	$

Balance - January 1, 2020		100,000,100	374,118	(19,104)	355,014

Net earnings (loss)		-	(325)	-	(325)
Other comprehensive income		-	-	(16,444)	(16,444)
Comprehensive income (loss)		-	(325)	(16,444)	(16,769)

Net parent company investment		-	19,882	-	19,882

Balance - March 31, 2020		100,000,100	393,675	(35,548)	358,127

(i) The shares issued to the parent upon the Reverse Take-Over transaction are deemed to have been issued and outstanding as at January 1, 2020 for purposes of these interim consolidated financial statements.

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

In November 2020, Osisko Gold Royalties Ltd ("Osisko Gold Royalties") transferred mining properties and a portfolio of marketable securities to Barolo Ventures Corp. ("Barolo"), in exchange for common shares of Barolo, which resulted in a Reverse Take-Over of Barolo (the "RTO") under the policies of the TSX Venture Exchange ("TSX-V") and which, in connection with the RTO, Barolo changed its name to Osisko Development Corp. ("Osisko Development").

The common shares of Osisko Development began trading on the TSX Venture Exchange (the "TSX-V") on December 2, 2020 under the symbol "ODV". The Company's registered and business address is 1100, avenue des Canadiens-de- Montréal, suite 300, Montreal, Québec.

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo and Bonanza Ledge II gold projects in British Columbia and the San Antonio gold project in Mexico.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the

International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

As further described in the Company's last annual audited financial statements, the Company's financial information for periods and dates prior to November 25, 2020, and thus the comparative financial information from January 1 to March 31, 2020 represents the carve-out financial information of the mining activities of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko Gold Royalties Contributed Assets on a "carve-out" basis, rather than representing the legal form applicable at the time.

The carve-out financial information has been derived from Osisko Gold Royalties historical accounting records and estimates that were established by Osisko Development's management. The consolidated statements of loss and comprehensive loss include a pro rata of Osisko Gold Royalties income and expenses for assets attributable to the Company.

The Board of Directors approved the interim condensed consolidated financial statements on May 10, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty, including potential restrictions on exploration and development sites access and supply chains disruptions that could delay the exploration and development plans of the main assets of the Company. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Cash

As at March 31, 2021 and December 31, 2020, cash held in U.S. dollars amounted respectively to US$44.9 million ($56.5 million) and US$47.2 million ($60.1 million).

4. Inventories

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$
Current

Ore in stockpiles	15,483	8,426
Gold-in-circuit inventory	881	-
Supplies	2,022	1,599
Total current inventories	18,386	10,025

Non-current

Ore in stockpiles (i)	16,598	17,279

(i) The non-current Ore in stockpiles is presented in the other assets line item on the consolidated balance sheets.

Gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. The cost of ore stockpiles is increased based on the related current cost of production for the period. Stockpiles are segregated between current and non-current based on the period of planned usage.

5. Investments in associates & other investments Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
		$
Balance - Beginning of period	9,636	14,284
Acquisitions	-	972
Exercise of warrants	1,437	36
Share of loss and comprehensive loss, net	(407)	(2,015)
Net gain on ownership dilution	1,391	-
Gain on deemed disposals (i)	-	5,357
Transfers to other investments (i)	-	(8,998)
Balance - End of period	12,057	9,636

(i) In 2020, the gain on deemed disposals is related to investments in certain associates that were transferred to other investments as the Company has considered that it has lost its significant influence over the investees.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates & other investments (continued) Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$
Fair value through profit or loss (warrants)
Balance - Beginning of period	1,892	529
Acquisitions	-	769
Exercises	(766)	(7)
Change in fair value	(80)	601
Balance - End of period	1,046	1,892

Fair value through other comprehensive income (shares)
Balance - Beginning of period	98,616	43,544
Acquisitions	-	12,047
Transfer from associates	-	8,998
Change in fair value	1,704	34,027
Disposals	(14,897)	-
Balance - End of period	85,423	98,616

Total	86,469	100,508

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies.

6. Mining interests

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	385,802	263,938
Acquisition of the San Antonio gold project	-	57,038
Additions	24,764	71,006
Mining tax credit	(1,728)	(4,608)
Asset retirement obligation	-	3,414
Depreciation capitalized	684	4,019
Share-based compensation capitalized	240	688
Sale of a royalty (i)	-	(13,000)
Other adjustments	(267)	-
Currency translation adjustments	(2,409)	3,307

Balance - End of period	407,086	385,802

(i) In November 2020, Osisko Gold Royalties exercised its option to purchase an additional 1% NSR royalty on the Cariboo and the Bonanza Ledge Phase 2 gold projects for $13.0 million.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Mining interests (continued)

Osisko Gold Royalties holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties and a 15% gold and silver stream on the San Antonio property (Note 10). The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd ("Barkerville") movable and immovable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million and a debenture on all of Williams Creek's movable and immovable assets, including Williams Creek's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

7. Property, plant and equipment

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Cost- Beginning of period	25,713	14,015
Acquisition of San Antonio gold project	-	1,330
Additions	14,924	10,749
Disposals	(23)	-
Write-off	(534)	(388)
Currency translation adjustments	(113)	7

Cost - End of period	39,967	25,713

Accumulated depreciation - Beginning of period	4,515	245
Depreciation	752	4,270
Disposals	-	-
Write-off	(525)	-

Accumulated depreciation - End of period	4,742	4,515

Net book value
Cost	39,967	25,713
Accumulated depreciation	(4,742)	(4,515)

Net book value	35,225	21,198

Property, plant and equipment includes right-of-use assets of $4.4 million as at March 31, 2021 ($2.4 million as at December 31, 2020).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Exploration and evaluation

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Net book value - December 31, 2020	41,869	42,949
Additions	108	201
Conversions to royalties (i)	-	(631)
Sale of royalties (ii)	-	(650)

Net book value - End of period	41,977	41,869

Balance - End of period
Cost	100,167	100,059
Accumulated impairment	(58,190)	(58,190)

Net book value - End of period	41,977	41,869

(i) In 2016, Osisko Gold Royalties entered into earn-in agreements for properties in the James Bay area. In 2019 and 2020, the ownership of certain properties were transferred to the counterparty of the earn-in agreements, and the Company retained royalties on these properties. The earn-in agreements were terminated by the parties in 2020.

(ii) In 2020, Osisko Gold Royalties acquired a 3% NSR royalty on the exploration and evaluation properties owned by Osisko Development prior to the closing of the Arrangement for $0.7 million.

9. Lease liabilities

The movement of the lease liabilities for the three months ended March 31, 2021 is as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	2,035	-
Additions	1,865	2,394
Repayment of liabilities	(604)	(359)

Balance - End of period	3,296	2,035

Current liabilities	1,453	578
Non-current liabilities	1,843	1,457
	3,296	2,035

The lease liabilities are related to mining equipment and vehicles.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Contract liability

On November 20, 2020, Sapuchi Minera, S. de R.L. de C.V completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was paid in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

The movement of the contract liability is as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	14,007	-
Deposits	5,653	13,824
Accretion on the contract liability's financing component	1,178	350
Currency translation adjustment	(726)	(167)

Balance - End of period	20,112	14,007

Current liabilities	1,929	1,606
Non-current liabilities	18,183	12,401

	20,112	14,007

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

11. Flow-through shares liability

	Three months ended	Year ended
	March 31,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	-	-
Deferred premium on flow-through shares issued, net of share issue costs (Note 13)	7,885	-
Recognition of deferred premium on flow-through shares	(470)	-

Balance - End of period	7,415	-

The Company is committed to spending the proceeds on exploration activities by December 31, 2022. As at March 31, 2021, the balance remaining to be spent totals $31.6 million.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Environmental rehabilitation provision

	Three months ended	Year ended
	March 31	December 31,
	2021	2020
	$	$

Balance - Beginning of period	34,601	20,527
Acquisition of San Antonio gold project	-	9,301
New liabilities	-	4,176
Revision of estimates	(379)	(310)
Accretion expense	272	820
Settlement of liabilities / payment of liabilities	(46)	(500)
Currency translation adjustment	(374)	587

Balance - End of period	34,074	34,601

Current liabilities	2,854	3,019
Non-current liabilities	31,220	31,582
	34,074	34,601

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $39.6 million. The weighted average actualization rate used is 3.41% and the disbursements are expected to be made between 2021 and 2030 as per the current closure plans.

13. Share capital and warrants Shares

Authorized

Unlimited number of common shares, without par value

Issued and fully paid

133,202,982 common shares

Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 10,862,195 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million ($0.8 million net of income taxes).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants (continued)

Shares (continued)

Flow-Through and Charity Flow-Through financing

In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares") at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million net of income taxes).

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	Three months ended		Year ended
	March 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance - Beginning of period	9,358,525	10.00	-	-
Issued - bought-deal private placement (i)	-	-	6,675,000	10.00
Issued - brokered private placement (i)	-	-	2,683,525	10.00
Issued - non-brokered private placement(i)	5,431,098	10.00	-	-
Balance - End of period (i)	14,789,623	10.00	9,358,525	10.00

(i) The warrants have a maturity date of December 1, 2023.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation

Share options

The Company offers a share option plan to their respective directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	Three months ended		Year ended
	March 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	1,199,100	7.62	-	-
Granted	31,600	8.10	1,199,100	7.62
Forfeited	(66,900)	7.62	-	-
Balance - End of period	1,163,800	7.63	1,199,100	7.62
Options exercisable - End of period	-	-	-	-

The following table summarizes the share options outstanding as at March 31, 2021:

			Options outstanding
			Weighted
			average
		Exercise	remaining contractual
Grant date	Number	price	life (years)
		$	$
December 23, 2020	1,132,200	7.62	3.73
February 4, 2021	31,600	8.10	3.85
	1,163,800	7.63	3.74

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020

Dividend per share	-	-
Expected volatility	63%	63%
Risk-free interest rate	0.4%	0.4%
Expected life	48 months	48 months
Share price	$8.10	$7.62
Fair value of options granted	$3.96	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2021, the total share-based compensation related to share options granted under the Company's plan on the consolidated statements of loss amounted to $0.4 million (nil for the three months ended March 31, 2020), including $0.2 million capitalized to mining assets (nil for the three months ended March 31, 2020).

Deferred and restricted share units

The Company offers a Deferred Share Unit ("DSU") plan and a Restricted Share Unit ("RSU") plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. No RSU were granted in the three months period ended March 31, 2021.

No DSU were granted during the three months period ended March 31, 2021. The number of DSU outstanding as at March 31, 2021 is 170,620 and their weighted average value is $7.62 per DSU.

The share-based compensation costs related to the DSU for the period ended March 31, 2020 was $0.2 million (nil in 2020).

Parent Company's share based compensation

Prior to the RTO transaction, the Parent Company, which refers to Osisko Gold Royalties, offered a share option plan and a RSU plan for the benefit of the Company's senior management and directors. The fair value of the share options and RSU is recognized as compensation expense over the vesting period (carve-out basis). As at March 31, 2021, the total share- based compensation related to share options and DSU granted under the Parent Company's plan on the consolidated statements of loss was $0.8 million (insignificant in 2020).

15. Additional information on the consolidated statements of cash flows

	2021	2020
	$	$

Changes in non-cash working capital items
Increase in amounts receivable	(717)	(622)
Decrease (increase) in inventory	(8,691)	120
Decrease in other assets	358	705
Decrease in accounts payable and accrued liabilities	(3,076)	(1,397)

	(12,126)	(1,194)

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	701	701
Other minerals	-	-	345	345
Financial assets at fair value through other comprehensive loss(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	70,005	-	-	70,005
Other minerals	15,418	-	-	15,418
	85,423	-	1,046	86,469

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,162	1,162
Other minerals	-	-	730	730
Financial assets at fair value through other comprehensive loss(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	82,423	-	-	82,423
Other minerals	16,193	-	-	16,193
	98,616	-	1,892	100,508

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments (continued)

During the three months periods ended March 31, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the three month period ended March 31,

2021 and the year ended December 31, 2020:

	2021	2020
	$	$

Balance - Beginning of period	1,892	529
Acquisitions	-	769
Warrants exercised	(766)	(7)
Change in fair value - warrants exercised (i)	258	17
Change in fair value - deemed disposed (i)	-	(48)
Change in fair value - held at the end of the period (i)	(338)	632
Balance - End of period	1,046	1,892

(i) Recognized in the consolidated statements of loss under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at March 31, 2021 and December 31, 2020.

17. Segmented information

The chief operating decision-maker organizes and manages the business under a single operating segment, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follows as at March 31, 2021:

		March 31, 2021
	Canada	Mexico	Total
	$	$	$

Other assets (non-current)	621	23,462	24,083
Mining interest	345,549	61,537	407,086
Property, plant and equipment	28,634	6,591	35,225
Exploration and evaluation assets	40,680	1,297	41,977
Total assets	415,484	92,887	508,371